

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

November 16, 2006

Mr. Carl R. Ceragno
Chief Executive Officer and Chief Financial Officer
400C Lake Street
Ramsey, NJ 07446

   **Re:**  **Communications Research, Inc.**
       **Form 10-KSB for Fiscal Year Ended December 31, 2005**
       **Filed March 31, 2006**

       **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
       **File No. 0-50069**

Dear Mr. Ceragno:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Larry Spirgel
             Assistant Director